Exhibit 99.5

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL RECEIVES FOREIGN DIRECT INVESTMENT LICENSE

Jakarta, Indonesia – 21 September 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging developer of small scale refineries integrated with local crude oil feedstock production, today announced that it has received a foreign direct investment license from BKPM, the Indonesian agency responsible for coordinating international investments.

The license permits the Company to incorporate PT Continental Hilir Indonesia ("PT-CHI"), a new, foreign owned, limited liability subsidiary company, in Indonesia. PT-CHI will be charged with the task of creating new business opportunities for the Company within the "downstream" ("hilir" in Indonesian) oil and gas sector.

Through PT-CHI, the Company shall offer management consulting services and joint venture opportunities to local Indonesian crude oil producers, regional investors, and the energy infrastructure development enterprises of regency or provincial level governments. Any one of whom may be a strategic partner, investor, or stakeholder in the Company's future downstream projects.

Company director, Karsani Aulia, will head up the new unit as its President Director and CEO, and he said "Establishing PT-CHI gives Continental Energy the ideal Indonesian business operating platform. We have already identified several promising downstream opportunities, and now with PT-CHI we have the vehicle through which we can take action to tie them up and bring them to fruition."

On behalf of the Company,
Robert V. Rudman, CPA
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO, (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. In this release, there are no assurances that the Company's planned refineries will be realized. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.